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PROSPECTUS SUPPLEMENT

3,000,000 SHARES OF COMMON STOCK
DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

SOVRAN SELF STORAGE, INC.

               Unless the context requires otherwise, "Sovran," "we," "us," "our" and similar terms refer to Sovran Self Storage, Inc. We intend to offer up to 3,000,000 shares of our common stock to participants in the Sovran Self Storage, Inc. Dividend Reinvestment and Stock Purchase Plan under the prospectus, dated September 17, 2004, and this prospectus supplement. The plan has two parts--a stock purchase program and a dividend reinvestment program. The stock purchase program is designed to provide both potential new investors and our existing shareholders with an economical and convenient method to purchase shares of our common stock. The dividend reinvestment program permits shareholders to use the cash dividends paid on our common stock for reinvestment to acquire more shares of our common stock. Some of the significant features of the plan are as follows:
.

Participants in the plan may purchase additional shares of common stock at a discount from the market price by automatically reinvesting all or a portion of their cash dividends on our common stock in the dividend reinvestment program;

.	Participants may also purchase shares of our common stock at a discount from the market price by making optional cash payments of $100 to $10,000 per month;
.	Optional cash payments of more than $10,000 may be made with our permission at a discount ranging from 0% to 3% from the market price;
.	Shares of our common stock for the plan will be purchased by an agent, and we will decide whether those shares are purchased directly from us, in open market or in privately negotiated transactions;
.	Participation in the plan is voluntary, and participants may terminate their participation at any time;
.	Shareholders who do not choose to participate in the plan will continue to receive cash dividends, as we declare them, in the usual manner;
.	Participants may instruct the agent to sell the shares held in their plan account; and
.

Holders of our common stock held in their own name may participate directly, and holders of shares in bank, broker or other nominee names, who we refer to as "beneficial owners," may participate in the plan by requesting that the bank, broker or other nominee reinvest dividends or make optional cash payments for the beneficial owner; beneficial owners also may ask their bank, broker or other nominee to transfer the shares into the beneficial owner's own name, so that the beneficial owner can participate in the plan directly.

               The shares of our common stock, both those that are currently outstanding and those offered by the prospectus and this prospectus supplement, are subject to repurchase by us under conditions described in the prospectus and this prospectus supplement and are subject to restrictions on ownership and transferability that prohibit any person, either alone or acting with others as a group, from owning common stock in excess of 9.8% or 15%, as the case may be, of the outstanding shares of any class or series of our capital stock.

               You should read the prospectus and this prospectus supplement carefully before you invest in any of our securities. This prospectus supplement may not be used to offer and sell our securities unless accompanied by the prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 20, 2004.

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WHERE YOU CAN FIND MORE INFORMATION

               We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-3 to register the securities offered under the prospectus, as supplemented by this prospectus supplement. The prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all the information required to be set forth in the registration statement. We believe that we have included or incorporated by reference all information material to investors in the prospectus and this prospectus supplement, but some details that may be important for specific investment purposes have not been included. For further information, you may read the registration statement and the exhibits filed with or incorporated by reference into the registration statement. You can review and copy the registration statement and its exhibits at the public reference facility maintained by the SEC as described below. The registration statement, including its exhibits and schedules, is also available on the SEC's web site at http://www.sec.gov.

               We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy those reports, statements or other information at the SEC's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and on the SEC's web site at http://www.sec.gov. You can also review copies of our SEC filings at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

               Our board of directors has authorized the issuance of some or all of the shares of any or all of its classes or series of capital stock without certificates, as is permitted by Section 2-210 of the Maryland General Corporation Law. We have the authority to designate and issue stock having various preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption. In addition, our articles of incorporation impose limits on the ownership and transfer of our capital stock. We will furnish a full statement of the relative rights and preferences of each class or series of our outstanding capital stock that has been so designated and any restrictions on the ownership or transfer of our outstanding capital stock to any shareholder upon request and without charge. Written requests for those copies should be directed to: David L. Rogers, Chief Financial Officer, Sovran Self Storage, Inc., 6467 Main Street, Williamsville, New York 14221. Telephone requests may be directed to Mr. Rogers at (716) 633-1850.

THE COMPANY

               We are a self-administered and self-managed real estate investment trust, or REIT, which acquires, owns and/or manages self-storage properties. We refer to the self-storage properties owned and/or managed by us as "properties." We began operations on June 26, 1995. As of June 30, 2004, we owned and/or managed 270 properties consisting of approximately 16.1 million net rentable square feet, situated in 21 states. Eleven of the properties are managed under an agreement with an unconsolidated joint venture that is 45% owned by us. As of June 30, 2004, the properties had a weighted average occupancy of 85.7%. We are the fifth largest operator of self-storage properties in the United States based on facilities owned and/or managed.

               We were formed to continue the business of our predecessor company, which had engaged in the self-storage business since 1985. We own an indirect interest in each of the owned properties through Sovran Acquisition Limited Partnership, which we refer to as the "operating partnership." In total, we own a 96.77% economic interest in the operating partnership and unaffiliated third parties own collectively a 3.23% limited partnership interest as of June 30, 2004. We believe that this structure, commonly known as an umbrella partnership real estate investment trust, facilitates our ability to acquire properties by using units of the operating partnership as currency.

               We were incorporated on April 19, 1995 under Maryland law. Our principal executive offices are located at 6467 Main Street, Williamsville, New York 14221, and its telephone number is (716) 633-1850.

USE OF PROCEEDS

               The plan will raise additional capital for us to the extent that shares of our common stock issued under this prospectus supplement are authorized but previously unissued shares or treasury shares. We currently intend to

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issue authorized but previously unissued shares or treasury shares under the plan and, therefore, the plan is expected to raise capital for us. We intend to use the net proceeds from the sale of our common stock under the plan for one or more of the following purposes: repayment of indebtedness, acquisition of additional self-storage facilities and for working capital and general corporate purposes.

SUMMARY OF THE PLAN

               The plan provides both current owners of our common stock and potential new investors with a convenient and attractive method of investing cash dividends and optional cash payments of $100 to $10,000 per month in shares of our common stock at a discount from the market price and without payment of any brokerage commission or service charge. In addition, optional cash payments in excess of the $10,000 monthly limit may be invested in shares at a discount from the market price if we approve those stock purchases. We may change the discounts from time to time, but we will not vary from the range of 0% to 3%, and we may discontinue the plan at any time based on a number of factors, including market conditions, the level of participation in the plan and our current and projected capital needs. Except with respect to optional cash payments in excess of $10,000, which require our approval, we will provide participants with written notice of a change in the applicable discount at least 30 days prior to the record date for the payment of a dividend on our common stock, or prior to enrollment for new investors, by issuing a press release.

               Optional cash payments of less than $100 and that portion of any optional cash payment that exceeds the maximum monthly purchase limit of $10,000, unless that upper limit has been waived, are subject to return of the payment to the participant without interest.

               Shares of our common stock purchased under the plan will be retained by the agent for safekeeping and certificates for the participant's other shares registered in his or her name may be deposited with the agent for safekeeping without payment of any fee. At any time, a participant may request in writing to have a certificate for his or her shares sent to him or her. There is no fee for this service. Participants may also request that any or all shares held in the plan be sold by the agent on their behalf for a nominal fee, any brokerage costs and any applicable stock transfer taxes on the sale of those shares, all of which will be deducted by the agent and the balance sent to the participant.

               Should we choose to allow purchases in excess of the $10,000 monthly limit, we will first designate a discount of 0% to 3% from the market price for the investment of optional cash payments that exceed $10,000. Each month, at least five business days prior to the due date for optional cash purchases, we will announce whether we will accept optional cash payments that exceed $10,000 during that month and, if so, establish the discount percentage and the minimum per share price below which we will not accept optional cash payments that exceed $10,000. Interested participants may then call (716) 633-1850 to receive notice of the discount percentage and the minimum per share price for that month, if any. The participant must then seek permission to exceed the normal $10,000 limit by submission of a request for waiver form. If approved by us, full payment along with a copy of the approved request for waiver form must be received by the due date for optional cash payments. Optional cash payments that exceed $10,000 are subject to partial reduction if the market price does not equal or exceed the minimum price on any day on which our stock trades on the New York Stock Exchange, which we refer to as a "trading day," during the ten trading days immediately prior to the date on which dividends and contributions under the plan are invested in shares of our common stock, which we refer to as the "investment date." We refer to this ten-day period as the "pricing period." Specifically, for each trading day during the pricing period on which the market price does not equal or exceed the minimum price, one-tenth of a participant's optional cash payment in excess of $10,000 will be returned, without interest, as soon as practicable after the investment date.

               We expect to grant requests for waiver on the $10,000 limit to financial intermediaries, including brokers and dealers, and other participants. We expect to grant requests for waiver based on a variety of factors, which may include the following:

.	Our current and projected capital needs;
.	The alternatives available to us to meet those needs;

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.	Prevailing market prices for our common stock;
.	General economic and market conditions;
.	Expected aberrations in the price or trading volume of our common stock;
.	The potential disruption of the price of our common stock by a financial intermediary;
.	The number of shares of our stock held by the participant submitting the request for waiver;
.	The past actions of a participant under the plan;
.	The aggregate amount of optional cash payments for which those requests for waiver have been submitted; and
.	The administrative constraints associated with granting those requests for waiver.

If we grant requests for waiver, a portion of the shares available for issuance under the plan may be purchased by participants (including brokers or dealers) who, in connection with any re-sales of those shares, could be deemed to be underwriters within the meaning of the Securities Act of 1933. We do not have any understanding with any of those organizations and, therefore, we cannot estimate the extent of their participation under the plan. To the extent that requests for waiver are granted, we expect that a greater number of shares may be issued under the stock purchase program of the plan relative to the dividend reinvestment program of the plan. Other than the limit imposed by the availability of shares of our common stock registered for issuance under the plan, there is no pre-established maximum limit on the number of shares that may be purchased in connection with approved requests for waiver.

               From time to time, financial intermediaries, including brokers and dealers, may engage in transactions in order to benefit from the discount from the market price of the shares of our common stock acquired through the reinvestment of dividends or optional cash payments under the plan. Those transactions may cause fluctuations in the trading volume of our common stock. Financial intermediaries that engage in those transactions may be deemed to be underwriters within the meaning of the Securities Act of 1933. The plan is intended for the benefit of investors in us and not for individuals who engage in transactions that may cause aberrations in the price or trading volume of our common stock.

THE PLAN

               The plan was adopted by our board of directors on November 6, 1997. The following questions and answers explain the plan. Shareholders who do not participate in the plan will receive cash dividends, as declared and paid in the usual manner.

1.            WHAT IS THE PURPOSE OF THE PLAN?

               The primary purpose of the plan is to provide both our current shareholders and potential new investors with an economical and convenient method of increasing their investment in us. Current shareholders may invest cash dividends in additional shares of our common stock without payment of any brokerage commission or service charge and at a discount from the prevailing market price. Current shareholders as well as new investors may also invest optional cash payments in shares of our common stock at a discount from the prevailing market price and without payment of any brokerage commission or service charge. To the extent shares of our common stock are purchased from us under the plan, we will receive additional funds for use as described above under "Use of Proceeds" beginning on page 2.

               The plan may also be used by us to raise additional capital through the sale each month of a portion of the shares of our common stock available for issuance under the plan to purchasers of shares, including brokers or dealers, who, in connection with any re-sales of those shares, may be deemed to be underwriters. These sales will be made possible by our ability to waive the $10,000 limit on optional cash payments under the stock purchase program.

               However, the plan is primarily intended for the benefit of long-term investors, and not for the benefit of individuals or institutions who engage in short-term trading activities that could cause aberrations in the trading volume of our common stock. From time to time, financial intermediaries may engage in "positioning" transactions in order to benefit from the discount from the market price of our common stock acquired through the reinvestment

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of dividends and optional cash payments under the plan. Those transactions may cause fluctuations in the trading volume of our common stock. We reserve the right to modify, suspend or terminate participation in the plan by otherwise eligible holders of our common stock in order to eliminate practices that are not consistent with the purposes of the plan.

2.            WHAT OPTIONS ARE AVAILABLE TO PARTICIPANTS IN THE PLAN?

               Dividend Reinvestment Program. Holders of our common stock who wish to participate in the plan generally may elect to have all, a portion or none of the cash dividends paid on their shares of our common stock automatically reinvested in additional shares of our common stock through the dividend reinvestment program. Cash dividends are paid on our common stock when and as declared by our board of directors, generally on a quarterly basis. Other than the number of shares of our common stock registered under the plan, there is no limit in the plan on the amount of dividends a participant may reinvest under the dividend reinvestment program.

               Stock Purchase Program. Each month, participants may also elect to invest optional cash payments in shares of our common stock, subject to a minimum monthly purchase limit of $100 and a maximum monthly purchase limit of $10,000. We may waive the $10,000 limit on optional cash payments. Participants may make optional cash payments each month even if dividends on their shares of our common stock are not being reinvested and regardless of whether a dividend has been declared. Participants who elect to make optional cash payments only are not required to enroll any shares of our common stock purchased through the stock purchase program in the dividend reinvestment program but may designate all of those shares for participation in the dividend reinvestment program.

3.            WHAT ARE THE ADVANTAGES AND DISADVANTAGES OF THE PLAN?

               ADVANTAGES

               (a)          The plan provides participants with the opportunity to reinvest cash dividends paid on all or a portion of their shares of our common stock in additional shares of our common stock without payment of any brokerage commissions or service charge and at a discount from the market price, which is currently 2% and is subject to change by us. We will provide participants with written notice of any change in the applicable discount at least 30 days prior to the relevant record date for the payment of dividends on our common stock by an appropriate press release.

               (b)          The plan provides participants with the opportunity to make monthly investments of optional cash payments, subject to minimum and maximum amounts, for the purchase of shares of our common stock at a 2% discount, which we may change, from the market price and without payment of any brokerage commission or service charge.

               (c)          All cash dividends paid on participants' plan shares enrolled in the dividend reinvestment program will be fully invested in additional shares of our common stock because the plan permits fractional shares to be credited to plan accounts. Dividends on those fractional shares, as well as on whole shares, will be reinvested in additional shares that will be credited to participants' plan accounts.

               (d)          Normally, optional shares purchased will be held for safekeeping by the agent. At any time, a participant may request the agent to send a certificate for some or all of the shares held by the agent. There is no fee for this service.

               (e)          A participant may also elect to deposit with the agent certificates for the shareholder's other shares of our common stock registered in his or her name for safekeeping without charge. Because the participant bears the risk of loss in sending certificates to the agent, certificates should be sent by registered mail, return receipt requested and properly insured, to the address specified in Question 35 below. If certificates are later issued either upon request of the participant or upon termination of participation, new certificates will be issued.

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               (f)          Periodic statements reflecting all current activity, including purchases of plan shares and the most recent plan account balance, simplify participants' record keeping.

               DISADVANTAGES

               (a)          No interest will be paid by us or the agent on dividends or optional cash payments held pending reinvestment or investment. In addition, optional cash payments of less than $100 and that portion of any optional cash payment that exceeds the maximum monthly purchase limit of $10,000, unless we have waived that upper limit, are subject to return to the participant without interest. Also, all or a portion of the amount held for purchases above the $10,000 limit that have been granted a waiver may also be subject to return to the participant without interest in the event that the minimum price, if any, is not met for any trading day during the related pricing period. See Question 17 beginning on page 12 regarding the partial return of optional cash payments above the $10,000 limit if the minimum price is not satisfied.

               (b)          The actual number of shares to be purchased under the plan will not be determined until after the end of the relevant pricing period. Therefore, during the pricing period, participants will not know the actual price per share or number of shares they have purchased.

               (c)          With respect to shares acquired from us, while the plan currently provides for a discount for reinvested dividends and optional cash payments, the participant's purchase price, as so discounted, may exceed the price at which shares of the common stock are trading on the investment date when the shares are issued or thereafter. The trading price on the investment date generally governs the amount of taxable income to shareholders.

               (d)          Because optional cash payments must be received by the agent no later than one business day prior to the beginning of the pricing period, those payments may be exposed to changes in market conditions for a longer period of time than in the case of typical stock market transactions.

               (e)          Re-sales of shares of our common stock credited to a participant's plan account will involve a nominal fee per transaction to be deducted from the proceeds of the sale by the agent (if that re-sale is made by the agent at the request of a participant), plus any brokerage commission and any applicable stock transfer taxes on the re-sales.

               (f)          Shares of our common stock held in the participant's plan account cannot be pledged until those shares are withdrawn from the plan.

4.            WHO ADMINISTERS THE PLAN?

               We have retained American Stock Transfer and Trust Company, which we refer to as the "agent," as plan administrator to administer the plan, keep records, send statements of account activity to each participant and perform other duties relating to the plan. Shares of common stock purchased under the plan are held by the agent as agent for the participants and are registered in the name of the agent or its nominee, unless and until a participant requests that a stock certificate for all or a portion of his or her shares be issued. If the agent resigns or otherwise ceases to act as plan administrator, we will appoint a new plan administrator to administer the plan.

               The agent also acts as dividend disbursing agent, transfer agent and registrar for our common stock.

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               You should send all correspondence with the agent to:
For financial transactions: American Stock Transfer & Trust Company P.O. Box 922 Wall Street Station New York, NY 10269-0560 or visit www.amstock.com	For account inquiry: American Stock Transfer & Trust Company 59 Maiden Lane New York, NY 10038

5.            WHO IS ELIGIBLE TO PARTICIPATE?

               Record Owners. A record owner is a shareholder who owns shares of our stock in his or her own name. All record owners of our common stock are eligible to participate directly in the plan.

               Beneficial Owners. A beneficial owner is a shareholder who beneficially owns shares of our stock that are registered in a name other than his or her own name (for example, the shares are held in the name of a bank, broker or other nominee). In order to participate directly in the dividend reinvestment program of the plan, a beneficial owner must become a record owner by having one or more shares transferred into his or her own name from that of the applicable bank, broker or other nominee. Alternatively, a beneficial owner may seek to arrange with the bank, broker or other nominee who is the record owner to participate on the beneficial owner's behalf.

               Non-shareholders. Individuals who do not presently own any common stock (as either a record owner or beneficial owner) may participate in the plan by making an initial purchase of our common stock through the stock purchase program.

               Our common stock may not be available under the plan in all states. The prospectus, as supplemented by this prospectus supplement, does not constitute an offer to sell, or a solicitation of an offer to buy, any common stock or other securities in any state or any other jurisdiction to any person to whom it is unlawful to make the offer in that jurisdiction.

               In order for us to maintain our qualification as a REIT, not more than 50% in value of any class or series of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code). We may terminate, by written notice, at any time any participant's individual participation in the plan if that participation would be in violation of the restrictions contained in our articles of incorporation or bylaws. Such restrictions prohibit any shareholder from beneficially owning more than 9.8% or 15%, as applicable, of any class or series of our outstanding capital stock. Any attempted transfer or acquisition of our capital stock that would create a direct or indirect ownership of our capital stock in excess of this limit or would otherwise result in our disqualification as a REIT will be null and void. Our articles of incorporation provide that our capital stock subject to this limitation is subject to various rights we have to enforce this limitation, including conversion of the shares into nonvoting stock and transfer to a trust. The above discussion of the ownership limitation is a summary and, accordingly is incomplete. To fully understand the ownership limitation, you must read our articles of incorporation. We reserve the right to invalidate any purchases made under the plan that, in our sole discretion, may violate the 9.8% ownership limit. Any grant of a request for waiver of the $10,000 limit on optional cash purchases will not waive the ownership limits.

6.            HOW DOES AN ELIGIBLE PERSON PARTICIPATE IN THE PLAN?

               Record owners may join the plan by completing and signing an authorization form and returning it to the agent. Authorization forms may be obtained at any time by written request to American Stock Transfer and Trust Company, Attention Dividend Reinvestment Department, P.O. Box 922, Wall Street Station, New York, NY 10269-0560 or by telephoning the agent at 1-877-476-4394.

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               Beneficial owners who wish to join the plan must instruct their bank, broker or other nominee to arrange participation in the plan on the beneficial owner's behalf. The bank, broker or other nominee should then make arrangements with its securities depository and the securities depository will provide the agent with the information necessary to allow the beneficial owner to participate in the plan. Should the beneficial owner wish to participate in the stock purchase program, a broker and nominee form must also be sent to the agent for the bank, broker or other nominee to participate in the stock purchase program on behalf of the beneficial owner. To facilitate participation by beneficial owners, we have made arrangements with the agent to reinvest dividends and accept optional cash payments under the stock purchase program by record owners, such as brokers, banks and other nominees, on behalf of beneficial owners. Interested beneficial owners are cautioned to insure that the broker, bank or other nominee passes along the proceeds of any applicable discount to their account.

               Alternatively, a beneficial owner may simply request that the number of shares the beneficial owner wishes to be enrolled in the plan be reregistered by the bank, broker or other nominee in the beneficial owner's own name as record owner in order to directly participate in the plan.

               Non-shareholders may join the plan by making an initial investment in an amount of at least $100 up to $10,000 (unless we specifically waive the $10,000 limit, as discussed in Question 17). The non-shareholder should mark the box on the authorization form indicating that he or she is a non-shareholder wishing to become a participant and should designate the amount of the initial purchase of our common stock. At the same time, the new participant may designate all or none of the purchased shares to be enrolled in the dividend reinvestment program. The authorization form should be returned to the agent, with payment, on or before the applicable dates discussed below.

               Any participant who returns a properly executed authorization form to the agent without specifying the number of shares to be included in the dividend reinvestment program will be enrolled as having selected the full dividend reinvestment option described below.

               If an authorization form requesting reinvestment of dividends is received by the agent at least two business days before the record date established for a particular dividend, reinvestment will commence with that dividend. If an authorization form is received less than two business days before the record date established for a particular dividend, the reinvestment of dividends will begin on the dividend payment date following the next record date if that shareholder or the participating bank, broker or other nominee is still a holder of record. Additionally, for participants wishing to make optional cash payments to purchase shares under the stock purchase program, full payment must be received by the agent no later than one business day prior to the first day of the relevant pricing period. In the case of current non-shareholders making an initial investment to become participants, both the authorization form and full payment of their designated initial investment must be received by the agent no later than one business day prior to the first day of the relevant pricing period. See Question 12 on page 10 regarding the timing of the pricing period.

7.            WHAT DOES THE AUTHORIZATION FORM PROVIDE?

               The authorization form appoints the agent as agent for each participant enrolled in the dividend reinvestment program and directs us to pay to the agent the participant's cash dividends on the shares of our common stock owned by the participant on the each record date, including all whole and fractional shares of our common stock credited to the participant's plan account as they are added with each reinvestment or optional cash purchase. Those cash dividends on shares enrolled in the dividend reinvestment program will be automatically reinvested by the agent in shares of our common stock. Any cash dividends on shares of our common stock that are not enrolled in the dividend reinvestment program will be paid directly to the participant. Additionally, the authorization form directs the agent to purchase common stock with a participant's optional cash payments, if any. See Question 8 beginning on page 9 for a discussion of the broker and nominee form which is required to be used for optional cash payments of a beneficial owner whose bank, broker or other nominee holds the beneficial owner's shares in the name of a major securities depository.

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               The authorization form provides for the purchase of initial or additional shares of our common stock through the following investment options:
.

If "full dividend reinvestment" is elected, the agent will automatically apply all cash dividends on all shares then or subsequently registered in the participant's name and all cash dividends on all plan shares, together with any optional cash payments, toward the purchase of additional plan shares;

.

If "partial dividend reinvestment" is elected, the agent will apply all cash dividends on only the number shares of our common stock then or subsequently registered in the participant's name as specified on the authorization form; and the agent will automatically apply all cash dividends on all plan shares, together with any optional cash payments, toward the purchase of additional plan shares; or

.

If "optional cash payments only" is elected, the agent will apply any optional cash payments (not less than $100) made by the participant to the purchase of additional shares of our common stock in accordance with the plan and will apply dividends on those additional plan shares as directed.

Unless the participant designates all or none of the new plan shares for enrollment in the dividend reinvestment program, the participant will be enrolled as having selected the dividend reinvestment option. Any participant who returns a properly executed authorization form to the agent without electing an investment option will be enrolled as having selected the full dividend reinvestment option.

                Each participant may select any one of these options, and the selected options will remain in effect until a participant specifies otherwise by indicating a different option on a new authorization form, by withdrawing some or all shares from the plan, or until the plan is terminated.

               Participants may change their investment options at any time by requesting a new authorization form and returning it to the agent at the address set forth in Question 35 on page 17. Any authorization form that is returned to the agent to change a participant's investment options will be effective in accordance with the schedule described in the last paragraph of Question 6 beginning on page 7.

8.            WHAT DOES THE BROKER AND NOMINEE FORM PROVIDE?

               The broker and nominee form provides the only means other than re-registration of the stock in the beneficial owner's own name, by which a bank, broker or other nominee holding shares of a beneficial owner in the name of a major securities depository may invest optional cash payments on behalf of that beneficial owner. A broker and nominee form must be delivered to the agent each time that a bank, broker or other nominee transmits optional cash payments on behalf of a beneficial owner. Forms will be furnished at any time upon request to the agent at the address or telephone number specified in Question 35 on page 17.

               Prior to submitting the broker and nominee form, the bank, broker or other nominee for a beneficial owner must make arrangements with its securities depository and the agent in order to participate on behalf of the beneficial owner.

               The broker and nominee form and appropriate instructions must be received by the agent not later than two business days prior to the first day of the relevant pricing period or the payment will not be invested until the next investment date.

9.            IS PARTIAL PARTICIPATION POSSIBLE UNDER THE PLAN?

               Yes. Record owners or the bank, broker or other nominee for beneficial owners may designate any desired number of their shares for which dividends are to be reinvested. Dividends payable on shares held in a participant's name will thereafter be reinvested only on that number of shares, and the participant will continue to receive cash dividends on the remainder of the shares. Dividends payable on plan shares credited to a participant's account will be reinvested automatically regardless of which method of participation is selected. Participants electing only to make optional cash payments may designate that all or none of the plan shares purchased with optional cash payments be enrolled in the dividend reinvestment program.

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10.          WHEN MAY AN ELIGIBLE SHAREHOLDER JOIN THE PLAN?

               A record owner may join the plan at any time. A non-shareholder may join the plan by making an initial investment of $100 to $10,000 (or more with our permission) when returning the authorization form. Once in the plan, a participant remains in the plan until he or she withdraws from the plan, we terminate his or her participation in the plan or we terminate the plan.

11.          WHAT ARE INVESTMENT DATES AND WHEN WILL DIVIDENDS OR OTHER MONEY BE
                INVESTED?

               Shares purchased under the plan will be purchased on the "investment date" in each month. The investment date for our common stock acquired through dividend reinvestments will be as follows:
.

If the common stock is acquired directly from us, the quarterly dividend payment date declared by our board of directors (unless that date is not a business day in which case it is the next business day); or

.	If the common stock is acquired through open market purchases, the date or dates of actual investment, but no later than ten business days following the dividend payment date.

See Question 18 beginning on page 13 for detailed information concerning investment dates for optional cash payments under the stock purchase program.

               We anticipate that record dates for the payment of dividends normally will be approximately the sixth day of January, April, July and October. We also anticipate that dividends will be payable generally on the twenty-second day of the month after each record date. The actual dates will be set by our board of directors.

               When open market purchases are made by the agent, those purchases may be made on any securities exchange on which shares of our common stock are traded, in the over-the-counter market or by negotiated transactions, and may be subject to terms with respect to price, delivery and other matters that are agreed to by the agent. Neither we nor any participant will have any authorization or power to direct the time or price at which shares will be purchased or the selection of the broker or dealer through or from whom purchases are to be made by the agent. However, when open market purchases are made by the agent, the agent shall use its best efforts to purchase the shares at the lowest possible price.

               Shares will be allocated and credited to participants' plan accounts on the investment date. No interest will be paid on cash dividends pending investment or reinvestment under the terms of the plan.

12.          WHAT WILL BE THE PRICE TO PARTICIPANTS OF SHARES PURCHASED UNDER THE PLAN?

               With respect to reinvested dividends and optional cash payments that do not exceed $10,000, unless shares are purchased on the open market, shares will be purchased directly from us for the plan at a discount from the market price (as defined below) established by us, which is currently 2% for reinvested dividends and 2% for optional cash payments. If shares are purchased on the open market for the plan, participants will receive a discount from the market price established by us, which is currently 2% for reinvested dividends and 2% for optional cash payments, after including the amount of any brokerage commissions paid by us. In the case of open market purchases, in no event will the aggregate amount of any applicable brokerage plus any discount from the market price exceed 2% of the fair market value per share of our common stock at the time of purchase.

               Each of the discounts is subject to change from time to time (but will not vary from the range of 0% to 3%) and also may be discontinued by us at any time based on a number of factors, including current market conditions, the level of participation in the plan and our current and projected capital needs. Except with respect to the discount for optional cash payment of over $10,000, we will provide participants with written notice of a change in the discount at least 30 days prior to the relevant record date, or prior to enrollment for new investors, via an appropriate press release.

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               The "market price," in the case of shares purchased directly from us, will be the average of the daily high and low sales prices, computed to four decimal places, of our common stock on the New York Stock Exchange, as reported in the Wall Street Journal, during the ten trading days immediately prior to the date on which dividends and contributions under the plan are invested in shares of our common stock, which we refer to as the "investment date." We refer to this ten day period as the "pricing period." Optional cash payments that exceed $10,000 are subject to partial reduction if the market price does not equal or exceed the minimum price on any trading day during the pricing period. In the case of shares purchased on the open market, the "market price" will be the weighted average of the actual prices paid, computed to four decimal places, for all of the common stock purchased by the agent with all participants' reinvested dividends and optional cash payments for the related month.

               Neither we nor any participant shall have any authorization or power to direct the time or price at which shares will be purchased or the selection of the broker or dealer through or from whom purchases are to be made by the agent. However, when open market purchases are made by the agent, the agent shall use its best efforts to purchase the shares at the lowest possible price.

13.          WHAT ARE THE RECORD DATES FOR DIVIDEND REINVESTMENT?

               For the reinvestment of dividends, the "record date" is the record date declared by our board of directors for a particular dividend. The dividend payment date declared by our board of directors is the investment date for common stock acquired directly from us. The investment date for common stock purchased in open market transactions will be the date or dates of actual investment, but no later than ten business days following the dividend payment date.

14.          HOW WILL THE NUMBER OF SHARES PURCHASED FOR A PARTICIPANT BE DETERMINED?

               A participant's account in the plan will be credited with the number of shares, including fractions of shares computed to three decimal places, equal to the total amount to be invested on behalf of that participant divided by the applicable discounted market price, which is the market price per share minus the relevant discount. The total amount to be invested will depend on the amount of any dividends paid on the number of shares owned by the participant and designated for reinvestment, plus dividends on the plan shares in that participant's plan account designated for reinvestment and the amount of any optional cash payments made by that participant and available for investment on the related investment date. Subject to the availability of shares of our common stock registered for issuance under the plan, there is no total maximum number of shares available for issuance pursuant to the reinvestment of dividends.

15.          WHAT IS THE SOURCE OF COMMON STOCK PURCHASED UNDER THE PLAN?

               Plan shares will be purchased either directly from us or on the open market, or by a combination of these two methods, after a review of current market conditions and our current and projected capital needs. We will determine the source of the common stock to be purchased under the plan. Neither we nor the agent will be required to provide any written notice to participants as to the source of the common stock to be purchased under the plan, but current information regarding the source of the common stock may be obtained by contacting the agent at 1-877-476-4394.

16.          HOW DOES THE STOCK PURCHASE PROGRAM WORK?

               All current record owners and non-shareholders who have timely submitted signed authorization forms indicating their intention to participate in this program are eligible to make optional cash payments during any month, regardless of whether a dividend is declared. In addition, beneficial owners whose brokers, banks or other nominees have timely indicated their intention to participate in this program (except for beneficial owners whose brokers, banks or other nominees hold the shares of the beneficial owners in the name of a major securities depository), are eligible to make optional cash payments during any month, regardless of whether a dividend is declared. If a bank, broker or other nominee holds shares of a beneficial owner in the name of a major securities depository, optional cash payments must be made through the use of the broker and nominee form. Optional cash

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payments must be accompanied by an authorization form or a broker and nominee form, as applicable. Each month the agent will apply any optional cash payment received from a participant no later than one business day prior to the first day of the relevant pricing period to the purchase of additional shares of our common stock for the account of the participant on the applicable investment date.

               The discount from the market price applicable to optional cash payments up to the monthly limit of $10,000 will be 2% of the market price. We may change the discount. For optional cash payments in excess of $10,000, we will establish a discount between 0% and 3% each month. Refer to Question 17 below for a discussion of the possible limitations applicable to the purchase of shares made with optional cash payments.

17.          WHAT LIMITATIONS APPLY TO OPTIONAL CASH PAYMENTS?

               Minimum/Maximum Limits. For any investment date, each optional cash payment is subject to a minimum of $100 and a maximum of $10,000. For purposes of these limitations, all plan accounts under common control, management or representation by a bank, broker or other nominee on a single broker and nominee form will be aggregated. Optional cash payments of less than $100 and that portion of any optional cash payment that exceeds the maximum monthly purchase limit of $10,000, unless we have waived the maximum limit, will be returned to the participant without interest at the end of the relevant pricing period.

               Threshold Price. We may establish for any pricing period a minimum price, which we refer to as the "threshold price," for optional cash payments made under requests for waiver. If established for any pricing period, the threshold price will be stated as a dollar amount that the average of the high and low sales price of our common stock on the New York Stock Exchange, as reported in the Wall Street Journal, for each day of the applicable pricing period must equal or exceed. In the event that the threshold price is not satisfied for a trading day in the pricing period, then that day and the trading prices for that day will be excluded from that pricing period. Thus, for example, if the threshold price is not satisfied for three of the ten days in a pricing period, then the average sales price for purchases and the optional cash payments which may be invested will be based on the remaining seven days when the threshold price is satisfied. For each day during the pricing period for which the threshold price is not satisfied, one-tenth of each optional cash payment made under a request for waiver will be returned to that participant by check, without interest, as soon as practicable after the applicable investment date.

               The establishment of a threshold price and the possible return of a portion of the investment applies only to optional cash payments made under a request for waiver. Setting a threshold price for a pricing period will not affect the setting of a threshold price for any subsequent pricing period. Neither we nor the agent will be required to provide any written notice to participants as to the threshold price for any pricing period.

               Waiver Discount. Each month we may establish a discount from the market price applicable only to optional cash payments made under a request for waiver. We refer to this discount as a "waiver discount." The waiver discount may be between 0% and 3% of the purchase price and may vary each month, but once established will uniformly apply to all optional cash payments made under an approved request for waiver for that month. Setting a waiver discount for a particular month will not affect the setting of a waiver discount for any subsequent month. The waiver discount will apply to the entire optional cash payment of the person receiving the waiver and not just the portion that exceeds $10,000.

               The establishment of a waiver discount applies only to optional cash payments made under a request for waiver. All other optional cash payments will be made at a 2% discount from the market price (subject to change) without regard to any waiver discount.

               Request for Waiver. Optional cash payments in excess of $10,000 per month may be made only under a request for waiver approved by us. Participants who wish to submit an optional cash payment in excess of $10,000 for any investment date must obtain our prior written approval, and a copy of that written approval must accompany that participant's optional cash payment. To receive a request for waiver form, participants should request the form from us via facsimile at (716) 633-1860 or (716) 633-3397. At least six business days prior to the first day of the relevant pricing period for an investment date, we will determine whether to establish a threshold price and/or a

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waiver discount. We will make this determination after a review of considerations, including transaction costs, current market conditions, the level of participation in the plan, and our current and projected capital needs. Participants may ascertain whether a threshold price has been set or waived, and obtain the waiver discount, for the given pricing period by telephoning us at (716) 633-1850. A request for waiver must then be received by us via U.S. mail or facsimile at (716) 633-1860 or (716) 633-3397 for that month at least three business days prior to the first day of the relevant pricing period. We will then notify the participant if the request for waiver has been approved no later than two business days prior to the first day of the relevant pricing period. Please refer to Question 19 on page 13 for further procedural details with respect to submitting timely payments and the allowable period within which bank clearance must be achieved.

               We have sole discretion whether to grant any approval for optional cash payments in excess of $10,000. We expect to grant requests for waiver based on a variety of factors, which may include the following:

.	Our current and projected capital needs;
.	The alternatives available to us to meet those needs;
.	Prevailing market prices for our common stock;
.	General economic and market conditions;
.	Expected aberrations in the price or trading volume of our common stock;
.	The potential disruption of the price of our common stock by a financial intermediary;
.	The number of shares of our stock held by the participant submitting the request for waiver;
.	The past actions of a participant under the plan;
.	The aggregate amount of optional cash payments for which those requests for waiver have been submitted; and
.	The administrative constraints associated with granting those requests for waiver.

If requests for waiver are submitted for any investment date for an aggregate amount in excess of the amount we are then willing to accept, we may honor those requests in order of receipt, pro rata or by any other method that we determine to be appropriate. There is no pre-established maximum limit applicable to optional cash payments that may be made pursuant to approved requests for waiver.

18.          WHAT ARE THE DUE DATES AND INVESTMENT DATES FOR OPTIONAL CASH PAYMENTS?

               Optional cash payments will be invested each month on the related investment date. The investment date with respect to common stock acquired with optional cash payments will be

.	In the case of shares acquired directly from us, the 22nd day of each month, unless that date is not a business day in which case it is the next business day, or
.	In the case of open market purchases, the date or dates of actual investment, but no later than ten business days following the 22nd day of each month.

               Optional cash payments received by the agent no later than one business day prior to the first day of the relevant pricing period will be applied to the purchase of shares of our common stock on the investment date that relates to that pricing period. No interest will be paid by us or the agent on optional cash payments held pending investment. Generally, optional cash payments received later than one business day prior to the first day of the relevant pricing period will be returned to participants without interest at the end of the pricing period; those optional cash payments may be resubmitted by a participant prior to the commencement of the next or a later pricing period for which we are entertaining requests for waiver.

19.          WHEN MUST OPTIONAL CASH PAYMENTS BE RECEIVED BY THE AGENT?

               Each month the agent will apply an optional cash payment for which good funds are timely received to the purchase of shares of our common stock for the account of the participant on the next investment date. In order for funds to be invested on the next investment date, the agent must have received a check, money order or wire transfer no later than one business day prior to the first day of the relevant pricing period and that check, money order or wire transfer must have cleared before the related investment date. Wire transfers may be used only if approved

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verbally in advance by the agent. Checks and money orders are accepted subject to timely collection as good funds and verification of compliance with the terms of the plan. Checks or money orders should be made payable to "agent Sovran Self Storage DRSPP." Checks returned for any reason will not be resubmitted for collection.

               No interest will be paid by us or the agent on optional cash payments held pending investment. Since no interest is paid on cash held by the agent, it normally will be in the best interest of a participant to defer optional cash payments until shortly before commencement of the pricing period.

               For payments to be invested on the investment date, in addition to the timely receipt of good funds, the agent must have received an authorization form or a broker and nominee form, as appropriate.

20.          MAY OPTIONAL CASH PAYMENTS BE RETURNED?

               Upon telephone or written request received by the agent at least three business days prior to the first day of the pricing period for the investment date with respect to which optional cash payments have been delivered to the agent, those optional cash payments will be returned to the participant as soon as practicable. Requests received less than two business days prior to that date will not be returned but instead will be invested on the next related investment date. Additionally, a portion of each optional cash payment will be returned by check, without interest, as soon as practicable after the investment date for each trading day of the pricing period that does not meet the threshold price, if any, applicable to optional cash payments made under requests for waiver. Also, each optional cash payment, to the extent that it does not either conform to the limitations described in Question 18 or clear within the time limit described in Question 19, will be subject to return to the participant as soon as practicable.

21.          ARE THERE ANY EXPENSES TO PARTICIPANTS IN CONNECTION WITH THEIR
               PARTICIPATION UNDER THE PLAN?

               Participants will incur no brokerage commissions or service charges in connection with the reinvestment of dividends and in connection with all purchases made through optional cash payments under the plan. We will pay all other costs of administration of the plan. Additionally, participants may elect to send the certificates for their other shares of our common stock to the agent for safekeeping, and there is no fee for this service. However, participants who request that the agent sell all or any portion of their shares must pay a nominal fee per transaction to the agent, any related brokerage commissions and applicable stock transfer taxes.

22.          WHAT KIND OF REPORTS WILL BE SENT TO PARTICIPANTS IN THE PLAN?

               Each participant will receive a statement of his or her account following each purchase of additional shares. These statements are the participant's continuing record of the cost of purchases and should be retained for income tax purposes. In addition, participants will receive copies of other communications sent to holders of our common stock, including our annual report to its shareholders, the notice of annual meeting and proxy statement in connection with our annual meeting of shareholders and Internal Revenue Service information for reporting dividends paid.

23.          WILL PARTICIPANTS BE CREDITED WITH DIVIDENDS ON FRACTIONS OF SHARES?

               Yes. Any fractional share held in a participant's plan account that has been designated for participation in the dividend reinvestment program of the plan will receive a proportionate amount of any dividend declared on our common stock.

24.         WILL CERTIFICATES BE ISSUED FOR SHARES PURCHASED AND WHAT WILL HAPPEN IF A
               PARTICIPANT REQUESTS A CERTIFICATE FOR COMMON SHARES HELD IN THE ACCOUNT?

               Normally, common stock purchased for participants under the plan will be held in the name of the agent or its nominee. No certificates will be issued to participants for shares in the plan unless a participant submits a written request to the agent or until his or her participation in the plan is terminated. At any time, a participant may request

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the agent to send a certificate for some or all of the whole shares credited to a participant's account. This request should be mailed to the agent at the address set forth in the answer to Question 35. There is no fee for this service. Any remaining whole shares and any fractions of shares will remain credited to the plan account. Certificates for fractional shares will not be issued under any circumstances.

               A participant may also elect to deposit with the agent certificates for the shareholder's other shares of our common stock registered in his or her name for safekeeping under the plan without charge. Because the participant bears the risk of loss in sending certificates to the agent, certificates should be sent by registered mail, return receipt requested, and properly insured to the address specified in Question 35 below. If certificates are later issued either upon request of the participant or upon termination of participation, new, differently numbered certificates will be issued.

               If a participant requests delivery of a certificate for whole shares of our common stock held in the participant's plan account, any remaining whole shares and any fraction of a share will continue to be credited to the participant's account, and dividends on those shares will continue to be reinvested under the plan as originally elected. In addition, if a participant maintains an account for full reinvestment of dividends, dividends on the common stock for which a certificate is requested would continue to be reinvested under the plan so long as those shares remain registered in the participant's name. If a participant maintains an account for partial dividend reinvestment, dividends on the shares for which a certificate is requested would no longer be reinvested to the extent that the total number of shares registered in the participant's name, including the shares for which a certificate is requested, exceeds the number of shares for which the participant has elected to reinvest dividends. If the participant maintains a plan account only for optional cash payments and had designated the shares held in the plan account for dividend reinvestment, dividends on shares of common stock for which a certificate is requested would no longer be reinvested under the plan unless and until the participant submits an authorization form to authorize reinvestment of dividends on shares of common stock registered in the participant's name.

25.          IN WHOSE NAME WILL CERTIFICATES BE REGISTERED WHEN ISSUED?

               Each plan account is maintained in the name in which the related participant's certificates were registered at the time of enrollment in the plan. Stock certificates for those shares purchased under the plan will be similarly registered when issued upon a participant's request. If a participant is a beneficial owner, that request must be placed through that participant's banker, broker or other nominee. A participant who wishes to pledge shares credited to his or her plan account must first withdraw those shares from the plan account.

26.          WHEN MAY PARTICIPANTS WITHDRAW FROM THE PLAN?

               Participants may withdraw from the plan with respect to all or a portion of the shares held in his or her plan account at any time. If the request to withdraw is received prior to a dividend record date set by our board of directors for determining shareholders of record entitled to receive a dividend, the request will be processed on the day following receipt of the request by the agent.

               If the request to withdraw is received by the agent on or after a dividend record date, but before the payment date, the agent may either pay the dividend in cash or reinvest it in shares for the participant's plan account. The request for withdrawal will then be processed as promptly as possible following that dividend payment date. All dividends subsequent to that dividend payment date will be paid in cash unless a shareholder re-enrolls in the plan, which may be done at any time.

               Any optional cash payments that have been sent to the agent prior to a request for withdrawal will also be invested on the next investment date unless a participant expressly requests return of that payment in the request for withdrawal, and the request for withdrawal is received by the agent at least three business days prior to first day of the applicable pricing period.

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27.          HOW DOES A PARTICIPANT WITHDRAW FROM THE PLAN?

               A participant who wishes to withdraw from the plan with respect to all or a portion of the shares held in his or her plan account must notify the agent in writing at its address set forth in the answer to Question 35. Upon a participant's withdrawal from the plan or our termination of the plan, certificates for the appropriate number of whole shares credited to his or her account under the plan will be issued free of charge. A cash payment will be made for any fraction of a share.

               Upon withdrawal from the plan, a participant may also request in writing that the agent sell all or part of the shares credited to his or her plan account. The agent will sell the shares as requested within ten business days after processing the request for withdrawal. The participant will receive the proceeds of the sale, less a nominal fee per transaction paid to the agent, any brokerage fees or commissions and any applicable stock transfer taxes, generally within five business days of the sale.

28.          ARE THERE ANY AUTOMATIC TERMINATION PROVISIONS?

               Participation in the plan will be terminated if the agent receives written notice of the death or adjudicated incompetency of a participant, together with satisfactory supporting documentation of the appointment of a legal representative at least two business days before the next record date for purchases made through the reinvestment of dividends or one business day prior to the first day of the relevant pricing period for those payments, as applicable. In the event written notice of death or adjudicated incompetency and supporting documentation is received by the agent less than two business days before the next record date or three business day prior to the first day of the relevant pricing period for purchases made through the reinvestment of dividends or optional cash payments, as applicable, shares will be purchased for the participant with the related cash dividend or optional cash payment and participation in the plan will not terminate until after that dividend or payment has been reinvested. Thereafter, no additional purchase of shares will be made for the participant's account and the participant's plan shares and any cash dividends paid on those shares will be forwarded to that participant's legal representative.

29.         WHAT HAPPENS TO A PARTICIPANT'S PLAN SHARES IF THE PARTICIPANT SELLS OR
              TRANSFERS ALL COMMON STOCK REGISTERED IN THE PARTICIPANT'S NAME?

               If a participant who is a record holder sells or transfers all of the shares registered in the participant's name, the participant will still remain in the plan with respect to any plan shares held by the agent and will continue to earn dividends unless the participant notifies the agent to terminate participation by giving the agent a withdrawal notice prior to the next relevant dividend record date.

30.         WHAT HAPPENS IF WE DECLARE A DIVIDEND PAYABLE IN SHARES OR DECLARE
               A STOCK SPLIT?

               Any dividend payable in shares and any additional shares we distribute in connection with a stock split in respect of shares credited to a participant's plan account will be added to that account. Stock dividends or split shares that are attributable to shares registered in a participant's own name and not in his or her plan account will be mailed directly to the participant as in the case of shareholders not participating in the plan.

31.          HOW WILL SHARES HELD BY THE AGENT BE VOTED AT MEETINGS OF SHAREHOLDERS?

               The participant will receive a proxy card covering shares held in the plan and any shares held directly by the participant as a record owner. If the participant is a beneficial owner, the participant should receive a proxy card covering shares held in the plan from his or her bank, broker or other nominee.

               If a proxy card is returned properly signed and marked for voting, all of the shares covered by the proxy card will be voted as marked. If a proxy card is returned properly signed but no voting instructions are given, all of the participant's shares will be voted in accordance with recommendations of our board of directors, unless applicable laws require otherwise. If the proxy card is not returned, or if it is returned unexecuted or improperly executed, shares registered in a participant's name may be voted only by the participant in person.

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32.         WHAT ARE OUR AND THE AGENT'S RESPONSIBILITIES UNDER THE PLAN?

               We and the agent will not be liable in administering the plan for any act done in good faith or required by applicable law or for any good faith omission to act, including, among other things, any claim of liability:
.	Arising out of failure to terminate a participant's account upon his or her death;
.	With respect to the price at which shares are purchased or sold or the times when those purchases or sales are made; or
.	With respect to any fluctuation in the market value before or after purchase or sale of shares.

Notwithstanding the foregoing, nothing contained in the plan limits our liability with respect to alleged violations of federal securities laws.

               We and the agent will be entitled to rely on completed forms and the proof of due authority to participate in the plan, without further responsibility of investigation or inquiry.

33.         MAY THE PLAN BE CHANGED OR DISCONTINUED?

               Yes. We may suspend, terminate, or amend the plan at any time. Notice will be sent to participants of any suspension or termination, or of any amendment that alters the plan terms and conditions, as soon as practicable after we take any of those actions. We may also substitute another administrator or agent in place of the agent at any time; participants will be promptly informed of any substitution. Any questions of interpretation arising under the plan will be determined by us and any determination will be final.

34.          WHO BEARS THE RISK OF MARKET FLUCTUATIONS IN OUR COMMON STOCK?

               A participant's investment in shares held in the plan account is no different from his or her investment in directly held shares. The participant bears the risk of any loss and enjoys the benefits of any gain from market price changes with respect to those shares.

35.          WHO SHOULD BE CONTACTED WITH QUESTIONS ABOUT THE PLAN?

               All correspondence regarding the plan should be directed to: American Stock Transfer and Trust Company, P.O. Box 922, Wall Street Station, New York, NY 10269-0560, Telephone 1-877-476-4394, Attn: Dividend Reinvestment Department. Please mention Sovran Self Storage, Inc. and the plan in all correspondence.

36.          HOW IS THE PLAN INTERPRETED?

               Any questions of interpretation arising under the plan will be determined by us and any determination will be final. We may adopt rules and regulations to facilitate the administration of the plan. The terms and conditions of the plan and its operation will be governed by the laws of the State of Maryland.

37.          WHAT ARE SOME OF THE PARTICIPANT RESPONSIBILITIES UNDER THE PLAN?

               Plan shares are subject to escheat to the state in which the participant resides in the event that those shares are deemed, under that state's laws, to have been abandoned by the participant. Participants, therefore, should notify the agent promptly in writing of any change of address. Account statements and other communications to participants will be addressed to them at the last address of record provided by participants to the agent.

               Participants will have no right to draw checks or drafts against their plan accounts or to instruct the agent with respect to any shares of common stock or cash held by the agent except as described in this prospectus supplement.

38.          MAY SHARES IN A PARTICIPANT'S ACCOUNT BE PLEDGED?

               None of the shares of common stock credited to a participant's plan account may be pledged and any purported pledge will be void. If a participant wishes to pledge shares, those shares must be withdrawn from the plan. See Question 27 on page 16 regarding withdrawal of plan shares.

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39.         IF WE ISSUE RIGHTS TO PURCHASE SECURITIES TO THE HOLDERS OF COMMON STOCK,
              HOW WILL THE RIGHTS ON PLAN SHARES BE HANDLED?

               In the event that we make available to the holders of our common stock rights to purchase additional shares of common stock or any other securities, the agent will sell those rights (if those rights are saleable and detachable from the common stock) accruing to shares of common stock held by the agent for participants and invest the proceeds in additional shares of common stock on the next investment date for our common stock. In the event those rights are not saleable or detachable, the plan will hold the rights for the benefit of participants. A participant who wishes to receive directly any of those rights may do so by sending to the agent, at least five business days before the record date for the rights offering, a written request that certificates for shares in his or her account be sent to him or her.

40.          WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATION
               IN THE PLAN?

               The following summary is based upon interpretations of current federal tax law. IT IS IMPORTANT FOR PARTICIPANTS TO CONSULT THEIR OWN TAX ADVISERS TO DETERMINE PARTICULAR TAX CONSEQUENCES, including consequences relating to state income taxes and other taxes, such as stock transfer taxes, which vary from state to state and that may result from participation in the plan and subsequent disposition of shares acquired under the plan. Income tax consequences to participants residing outside the United States will vary from jurisdiction to jurisdiction.

               DIVIDEND REINVESTMENT PROGRAM

               Participants in the dividend reinvestment program under the plan will be treated for federal income tax purposes as having received, on the investment date, a distribution in an amount equal to the fair market value on that date of the shares acquired with reinvested dividends. Those shares will have a tax basis equal to the same amount. For federal income tax purposes, the fair market value of shares acquired under the plan will likely be treated as equal to 100% of the average of the high and low sale prices of shares on the related investment date. The trading value on that specific date may vary from the market price determined under the plan for those shares.

               That distribution will be taxable as a dividend to the extent of our current or accumulated earnings and profits. To the extent the distribution is in excess of our current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in a participant's shares, and the distribution in excess of a participant's tax basis will be taxable as gain realized from the sale of his or her shares.

               EXAMPLE 1:

               The following example may be helpful to illustrate the federal income tax consequences of the reinvestment of dividends at a 2% discount from the market price where the fair market value for tax purposes is the same as the market price.
Cash dividends reinvested...............................................................	$100.00
Assumed market price*...................................................................	$ 27.00
Less 2% discount per share.............................................................	$ (0.54)
Net purchase price per share...........................................................	$ 26.46
Number of shares purchased ($100.00/$26.46)..............................	3.7793
Total taxable dividend resulting from transaction (27.00 X 3.7793)**	$102.04

__________________

*    This price is assumed for illustrative purposes only, and will vary with the market price of our common stock.

**  Assumes trading price on investment date also equals $27.00.

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               STOCK PURCHASE PROGRAM

               The tax consequences relating to a discount associated with an optional cash purchase are not entirely clear under current law. The participant should be treated as having received a distribution upon the purchase of shares with an optional cash payment in an amount equal to the excess, if any, of the fair market value of the shares on the investment date over the amount of the optional cash payment. Participants also should be aware that we will treat the entire amount of the excess value of shares acquired under the dividend reinvestment program and the stock purchase program as a distribution for tax reporting purposes that is taxable as a dividend. It is possible, however, that all or a portion of that distribution should be treated as a tax-free return of capital. PARTICIPANTS ARE STRONGLY ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS IN THIS REGARD.

               Shares acquired through the stock purchase program under the plan should have a tax basis equal to the amount of the payment plus the excess, if any, of the fair market value of the shares purchased over the amount of the payment, but only to the extent that excess is treated as a distribution taxable as a dividend. The fair market value on an investment date may differ from the market price determined under the plan for those shares.

               EXAMPLE 2:

               The following example may be helpful to illustrate the federal income tax consequences of the optional cash payment feature at a 2% discount from the market price where the fair market value for tax purposes differs from the market price.
Optional cash payment....................................................................................	$100.00
Assumed market price*...................................................................................	$ 27.00
Less 2% discount per share..............................................................................	$ (0.54)
Net purchase price per share............................................................................	$ 26.46
Number of shares purchased ($100.00/$26.46)...............................................	3.7793
Total taxable dividend resulting from transaction (3.7793 X $27.50 - $100.00)**	$ 3.93

__________________

*   This price is assumed for illustrative purposes only, and will vary with the market price of our common stock.

** This example assumes a trading price on the investment date of $27.50.

               A participant's holding period for shares acquired under either program under the plan will begin on the day following the investment date. Dividends received by corporate shareholders will not be eligible for the dividends received deduction.

               A participant will not realize any taxable income upon receipt of certificates for whole shares credited to the participant's account, either upon the participant's request for certain of those shares or upon termination of participation in the plan. A participant will realize gain or loss upon the sale or exchange of shares acquired under the plan. A participant will also realize gain or loss upon receipt, following termination of participation in the plan, of a cash payment for any fractional share equivalent credited to the participant's account. The amount of any gain or loss will be the difference between the amount that the participant received for the shares or fractional share equivalent and the tax basis of the shares.

41.         HOW ARE INCOME TAX WITHHOLDING PROVISIONS APPLIED TO SHAREHOLDERS
              WHO PARTICIPATE IN THE PLAN?

               If a participant fails to provide certain federal income tax certifications in the manner required by law, dividends on shares of our common stock, proceeds from the sale of fractional shares and proceeds from the sale of shares held for a participant's account will be subject to federal income tax withholding at the rate of 28%. If withholding is required for any reason, the appropriate amount of tax will be withheld. Certain shareholders, including most corporations, are exempt from the above withholding requirements.

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               If a participant is a foreign shareholder whose dividends are subject to federal income tax withholding at the 28% rate or a lower treaty rate, the appropriate amount will be withheld and the balance in shares will be credited to that participant's account.

DIVIDENDS

               We have paid dividends since the initial public offering of our common stock. In order to accommodate the provisions of the plan, we anticipate that record dates for the payment of dividends normally will be approximately the sixth day of January, April, July and October. We anticipate that dividends will be payable generally on the twenty-second day of the month subsequent to each record date. The actual dates will be set by our board of directors.

PLAN OF DISTRIBUTION

               Except to the extent the agent purchases common stock in open market transactions, the common stock issued under the plan will be sold directly by us through the plan. We may sell common stock to owners of shares (including brokers or dealers) who, in connection with any re-sales of those shares, may be deemed to be underwriters. Those shares, including shares acquired under waivers granted with respect to the stock purchase program of the plan, may be resold in market transactions (including coverage of short positions) on any national securities exchange on which shares of our common stock trade or in privately negotiated transactions. The common stock is currently listed on the New York Stock Exchange. Under certain circumstances, it is expected that a portion of the shares of our common stock available for issuance under the plan will be issued under those waivers. The difference between the price those purchasers pay to us for shares of our common stock acquired under the plan, after deduction of the applicable discount from the market price, and the price at which those shares are resold, may be deemed to constitute underwriting commissions received by those purchasers in connection with those transactions.

               Subject to the availability of shares of our common stock registered for issuance under the plan, there is no total maximum number of shares that can be issued through the reinvestment of dividends. From time to time, financial intermediaries may engage in positioning transactions in order to benefit from the discount from the market price of our common stock acquired through the reinvestment of dividends and optional cash payments under the plan.

                We will pay any and all brokerage commissions and related expenses incurred in connection with purchases of our common stock under the plan. However, sales of shares of our common stock credited to a participant's plan account will involve a nominal fee per transaction to be deducted from the proceeds of the sale by the agent (if that sale is made by the agent at the request of a participant), plus any brokerage commissions and any applicable stock transfer taxes.

               Common stock may not be available under the plan in all states. The prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any common stock or other securities in any state or any other jurisdiction to any person to whom it is unlawful to make the offer in that jurisdiction.

LEGAL MATTERS

               Phillips Lytle LLP, Buffalo, New York, will pass upon certain legal matters for us. Phillips Lytle LLP has in the past represented and is presently representing us in certain other matters. Robert J. Attea, Chairman of the Board and our Chief Executive Officer, is the brother of a partner of Phillips Lytle LLP. Several partners of Phillips Lytle LLP own shares of our common stock.

EXPERTS

               Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements (and schedule) included in our Annual report on Form 10-K for the year ended December 31,

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2003, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements (and schedule) are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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               NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, THAT INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US, OR ANY OTHER PERSON. THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE COMMON STOCK OFFERED BY THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE THAT OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT NOR ANY SALE MADE UNDER THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE OF THIS PROSPECTUS SUPPLEMENT.

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SOVRAN SELF STORAGE, INC.

3,000,000 shares of common stock

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PROSPECTUS SUPPLEMENT

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September 20, 2004

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